Exhibit 2

THIS PROMISSORY NOTE IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT, DATED AS OF THE DATE HEREOF, BY AND BETWEEN THE PAYEE AND COMERICA BANK, N.A., A COPY OF WHICH IS ON FILE AT THE CORPORATE OFFICES OF THE MAKER.

PROMISSORY NOTE

US $10,000,000	August 16, 2006

FOR VALUE RECEIVED, J. L. Halsey Corporation (“Maker”) promises to pay to the order of LDN Stuyvie Partnership (“Payee”), at the address for Payee set forth in Section 11 or at such address as the holder of this Promissory Note (this “Note”) may designate from time to time in writing to Maker, the principal amount of TEN MILLION DOLLARS (US$10,000,000.00).

1. Interest. Interest on the principal balance hereof shall accrue at the lesser of nine and one-half percent (9.5%) per annum or the Maximum Lawful Rate (as hereinafter defined). Interest shall be calculated hereunder on the basis of actual days elapsed and computed as if each calendar year consisted of 365 days.

2. Default; Default Rate. It shall be a “Default” hereunder if the principal balance of this Note and all accrued but unpaid interest thereon shall not be paid at maturity. In the event of a Default, interest on the principal balance hereof shall accrue from the date of maturity until paid at the lesser of the rate stated above plus two percent (2%) per annum or the Maximum Lawful Rate (“Default Interest”).

3. Payment Schedule; Maturity. Subject to Section 4 and 5 of this Note, the outstanding principal balance of this Note and interest thereon shall be paid on the earliest to occur of (i) the Closing (as defined in the Backstop Agreement, as hereinafter defined), (ii) the date on which the Board of Directors of Maker resolves to abandon the Rights Offering (as hereinafter defined), (iii) the date on which any temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity of competent jurisdiction, or any other legal restraint or prohibition prevents the consummation of the Rights Offering, (iv) the date on which any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Rights Offering by any governmental entity of competent jurisdiction makes the consummation of the Rights Offering illegal, (v) February 1, 2007, if the Registration Statement (as defined in the Backstop Agreement) has not been declared effective by the Securities and Exchange Commission by 5:30 p.m. ET on January 31, 2007, or (vi) April 1, 2007, if the Registration Statement has been declared effective by the Securities and Exchange Commission by 5:30 p.m. on January 31, 2007, but the Rights (as defined in the Backstop Agreement) offered in the Rights Offering have not expired by 11:59 p.m. on March 31, 2007.

4. Rights Offering; Cancellation of Principal Amounts Due. This Note is being entered into in connection with that certain Backstop Agreement entered into contemporaneously herewith by and between Maker and Payee (the “Backstop Agreement”) pursuant to which the Payee has agreed to purchase common stock of Maker in connection with a proposed rights offering by Maker (the “Rights Offering”), all as more fully described in the Backstop

Agreement. In the event that Maker consummates the Rights Offering, and in the event Payee elects to subscribe for and exercise rights in the Rights Offering, all amounts due Maker from Payee in connection with Payee’s subscription for and exercise of rights in the Rights Offering shall be offset against the principal amount (and, as provided in Section 6 and Section 7, any accrued but unpaid interest) owing under this Note in lieu of Payee’s payment therefor automatically at the consummation of the Rights Offering without any action on the part of the Maker or the Payee. In addition, in the event that Maker consummates the Rights Offering, all amounts due Maker from Payee in connection with Payee’s purchase of shares of Maker’s common stock pursuant to the Backstop Agreement shall be offset against the principal amount (and, as provided in Section 6 and Section 7, any accrued but unpaid interest) owing under this Note in lieu of Payee’s payment therefor at the Closing (as defined in the Backstop Agreement) as provided in Section 2 of the Backstop Agreement. In the event that the Total Price (as defined in the Backstop Agreement) is less than the outstanding principal amount owing under this Note and all accrued but unpaid interest thereon, at the Closing (as defined in the Backstop Agreement), but subject to Section 7, Maker shall pay such remaining balance in cash and cancel the Promissory Note. Notwithstanding the foregoing, except as otherwise provided in Section 6 and Section 7, all interest due hereunder shall be paid in cash and may not be offset against amounts due Maker from the Payee in connection with the exercise of rights in the Rights Offering.

5. Failure of Rights Offering; Cancellation of Principal Amounts Due. At any time that Maker pays all or any portion of the outstanding principal balance of this Note pursuant to Section 3(ii), Section 3(iii), Section 3(iv), Section 3(v), or Section 3(vi), Maker shall pay the amount of such principal balance in authorized shares of common stock of Maker. Each share of common stock issued to Payee shall reduce the principal balance of this Note by $0.85. Notwithstanding the foregoing, except as otherwise provided in Section 6 and Section 7, all interest due hereunder shall be paid in cash and may not be paid in shares of common stock of Maker.

6. Payment of Interest in Cash or Stock upon Default. In the event of a Default, all accrued but unpaid interest shall be paid in cash or in authorized shares of Maker’s common stock at Payee’s election. Each share of common stock issued to Payee shall reduce any accrued but unpaid interest under this Note by $0.85.

7. Payment of Principal and Interest in Stock in Certain Circumstances. Notwithstanding anything to the contrary in this Note, in the event that Maker is prevented from paying any required cash payment of principal or accrued but unpaid interest under this Note when due pursuant to the terms of any agreement governing Maker’s senior indebtedness, Maker shall pay all such amounts in authorized shares of Maker’s common stock. In such a case, each share of common stock issued to Payee shall reduce the principal amount and any accrued but unpaid interest under this Note by $0.85.

8. Subordination. (a) Payee (by its acceptance hereof) acknowledges and agrees that the indebtedness evidenced by this Note is subordinate and subject in right of payment, priority and collection to any senior indebtedness of Maker (the “Senior Indebtedness”). Notwithstanding the immediately preceding sentence, Payee shall be entitled to receive the payment of principal and interest under and in strict accordance with the terms and conditions of this Note, provided that no Event of Default (as defined in the agreements governing the Senior Indebtedness) has occurred under the agreements governing the Senior Indebtedness which is continuing or would exist immediately after giving effect to such payment. Maker agrees promptly to notify Payee of the occurrence of any Event of Default upon receipt of notice of the Event of Default from the lender under the Senior Indebtedness. Notwithstanding anything in this Note to the contrary, LDN shall be entitled to receive payment of principal of this Note in shares of common stock of Halsey, whether or not an Event of Default has occurred under the agreements governing the Senior Indebtedness.

(b) Maker covenants and agrees that Maker and its subsidiaries (on a consolidated basis) will not incur Senior Indebtedness that exceeds 3.5 times the trailing twelve month EBITDA of Maker and its subsidiaries (on a consolidated basis). As used in this Note, “EBITDA” means the consolidated earnings of Maker before interest, taxes, depreciation and amortization, as derived from Maker’s financial statements; provided, that any calculation of EBITDA for purposes of this Note shall exclude (without duplication): (i) any expenses incurred in connection with the transactions contemplated by the Backstop Agreement; (ii) any payments (whether in the form of principal, interest or otherwise) to any provider to Maker or its affiliates of financing in connection with (A) any recapitalization or reorganization of Maker (or its subsidiaries) or, (B) any merger or acquisition transaction of Maker (or its subsidiaries), or (C) providing working capital to Maker or its subsidiaries, and any expenses incurred in connection with any of the foregoing; (iii) any extraordinary expenses and losses; (iv) if new accounting, computer or other office information technology systems, or major changes in any existing information technology systems or operations, are introduced, the cost of such systems or changes and any expenses associated therewith; (v) any net losses in respect of asset dispositions other than sales of inventory in the ordinary course of business; (vi) any charges for equity-based compensation (including, without limitation, for employee stock options); and (vii) any indemnifiable losses incurred by Maker or its subsidiaries under any acquisition agreement and any indemnification payments received related thereto. As used in this Note, “incur” means, with respect to any debt or other obligation of any person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, guarantee or become liable in respect of such debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such debt or obligation on the balance sheet of such person; provided, however, that a change in generally accepted accounting principles that results in an obligation of such person that exists at such time, and is not theretofore classified as debt, becoming debt shall not be deemed an incurrence of such debt.

9. Unsecured Note. Maker and Payee (by its acceptance hereof) acknowledge and agree that this Note is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of any type.

10. Assignment Prohibited. Payee may not assign its interest in this Note.

11. Notices. All notices and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given when delivered in person or when dispatched by electronic facsimile transfer or one business day after having been dispatched by an internationally recognized overnight courier service to the appropriate person at the address specified below:

If to Payee:	LDN Stuyvie Partnership
30 Cheyne Walk
SW3 5HH London
United Kingdom
Attention: William T. Comfort III
Telecopy No.: +44 (0) 20-7808-4781

If to Maker:	J. L. Halsey Corporation
103 Foulk Road, Suite 205-Q
Wilmington, Delaware 19803
Attention: David Burt
Telecopy No.: (978) 945-5992

or to such other address or addresses as any such person may from time to time designate as to itself by like notice to the other party.

12. Governing Law; Jurisdiction. This Note shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of laws provisions thereof. Maker hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and the courts of the United States of America located in Delaware for any litigation arising out of or relating to this Note or the transactions contemplated hereby (and agrees not to commence any litigation relating hereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 11 shall be effective service of process for any litigation brought against it in any such court. Maker hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Note or the transactions contemplated hereby or any of the other transactions contemplated hereby in the courts of the State of Delaware or the courts of the United States of America located in Delaware and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. Each of Maker and Payer hereby irrevocably and unconditionally waives any right it may have to trial by jury in connection with any litigation arising out of or relating to this Note or the transactions contemplated hereby. Reasonable attorneys’ fees and out-of-pocket costs incurred by Payee in the event of the initiation of any suit by Payee under or in connection with this Note shall be paid by Maker if such action is successful; provided that, if such action is not successful, reasonable attorneys’ fees and out-of-pocket costs incurred by Maker in connection therewith shall be paid by Payee.

13. Compliance with Laws. It is expressly stipulated and agreed to be the intent of Maker and Payee to at all times comply with the usury and other applicable laws and any subsequent revisions, repeals, or judicial interpretations thereof, to the extent any of the same are applicable hereto. If such laws are ever revised, repealed, or judicially interpreted so as to render usurious any amount called for, contracted for, charged, or received with respect to the indebtedness evidenced by this Note, then it is Maker’s and Payee’s express intent that all excess amounts theretofore collected by Payee be credited on the principal balance of this Note (or, if this Note has been paid in full, refunded to Maker), and the provisions of this Note immediately be deemed reformed and the amounts thereafter collectable hereunder reduced, without the necessity of the execution of any new document, so as to comply with the then applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder. As used herein, “Maximum Lawful Rate” means the maximum rate (or, if the context so permits or requires, an amount calculated at such rate) of interest which, at the time in question would not cause the interest charged on this Note at such time to exceed the maximum amount which the Payee would be allowed to contract for, charge, take, reserve, or receive under applicable law (including the “Cost of Money” limitations pursuant to Section 107.855 of Title 13 of the United States Code of Federal Regulations) after taking into account, to the extent required by applicable law, any and all relevant payments or charges under this Note.

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EXECUTED as of the date first written above.

MAKER:

J. L. HALSEY CORPORATION

By:	/s/ David R. Burt
Name:	David R. Burt
Title:	Chief Executive Officer